SECURITIES AND EXCHANGE COMMISSION
Washington, D. C. 20549
SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 1)*

Uranium Resources Inc.
(Name of Issuer)

Common Stock, $.001 par value
(Title of Class of Securities)

916901507
(CUSIP Number)

Mr. Salvatore Faia
Dreman Value Management, L.L.C.
Harborside Fianancial Center Plaza 10, Suite 800
Jersey City, NJ 07311
(201) 793-2005
(Name, Address and Telephone Number of Persons Authorized to Receive Notices and Communications)
April 17th, 2006
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d—1(g), check the following box [ ].

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes)

(Continued on the following pages)

CUSIP No. 916901507

1	Name Of Reporting Person/I.R.S. Identification No. Of Above Person (Entities Only) Dreman Value Management, L.L.C. /I.R.S. Identification No. 22-3499132
2	Check The Appropriate Box If A Member Of A Group (See Instructions): (a) (b)
3	SEC Use Only
4	Source Of Funds (See Instructions): OO
5	Check Box If Disclosure Of Legal Proceedings Is Required Pursuant To Items 2(d) or 2(e) Not Applicable
6	Citizenship Or Place Of Organization: Delaware
Number Of Shares	7	Sole Voting Power 6,481,150
Beneficially Owned By	8	Shared Voting Power
Each Reporting	9	Sole Dispositive Power 6,481,150
Person With	10	Shared Dispositive Power
11	Aggregate Amount Beneficially Owned By Each Reporting Person 6,481,150
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions):
13	Percent Of Class Represented By Amount In Row (11) 12.53%
14	Type Of Reporting Person (See Instructions): IA

Item 3.	Source and Amount of Funds or Other Consideration.

Item 4.  Purpose of Transaction.

Item 5.  Interest in Securities of the Issuer.

Signature

After reasonable inquiry and to the best of the undersigned’s knowledge and belief, the undersigned hereby certifies that the information set forth in this statement is true, complete and correct.

February 14th, 2007 /s/ Salvatore Faia, in his capacity as Chief Compliance Officer of Dreman Value Management, L.L.C.

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)